UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 14, 2018	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Montrouge, France, May 14, 2018

DBV Technologies Partners with FARE to Help Raise Awareness of Food Allergies in Support of the 21st Anniversary of Food Allergy Awareness Week

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, is supporting the 21st annual Food Allergy Awareness Week (May 13-19) in an effort to raise awareness of food allergies and highlight the challenges faced by the food allergy community. Food Allergy Research and Education (FARE), a leading organization dedicated to food allergy research, education, advocacy and awareness, continues to support Food Allergy Awareness Week.

This year, DBV is partnering with FARE in its efforts to empower the food allergy community and general public to raise awareness of food allergies and anaphylaxis with a matching gift of $50,000 in support of Food Allergy Awareness Week. Individual donors will be matched dollar for dollar up to $50,000, with the aim of raising $100,000 toward building awareness of food allergy as a serious public health issue.

“DBV’s mission is to improve the lives of those suffering from food allergies, and Food Allergy Awareness Week plays an important role in providing them with support, tools and resources for everyday activities,” said Dr. Pierre-Henri Benhamou, Co-Founder, Chairman & Chief Executive Officer, DBV Technologies. “Food allergies pose a daily challenge for patients and families, and the number of those affected continue to increase. We are committed to collaborating closely with on-the-ground advocacy organizations like FARE to support the food allergy community and truly understand the needs of food allergic patients in their daily lives.”

Today, approximately 8 percent of children in the United States have a food allergy, which creates significant health and emotional burdens for patients, families, caregivers and communities at large. Every year, food allergies are affecting more and more individuals. The Centers for Disease Control & Prevention (CDC) reports that the prevalence of food allergy in children increased by 50 percent between 1997 and 2011. Raising awareness of this disease and providing resources to those impacted can help make a difference in their lives.

“FARE is pleased to partner with DBV on this initiative that helps to enable those with food allergies to live healthier, happier lives. However, our work does not stop here, as we continue to advance education and awareness activities in this space during Food Allergy Awareness Week and throughout the coming years,” said Dr. James R. Baker, Chief Executive Officer & Chief Medical Officer, FARE.

More information about Food Allergy Awareness Week can be found at the Food Allergy Research and Education organization’s webpage (www.foodallergy.org), or by following the #FoodAllergyWeek hashtag on social media.

To donate to FARE please click here.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

About FARE

Food Allergy Research & Education (FARE) works on behalf of the 15 million Americans with food allergies, including all those at risk for life-threatening anaphylaxis. This potentially deadly disease affects 1 in every 13 children in the U.S. – or roughly two in every classroom. FARE’s mission is to improve the quality of life and the health of individuals with food allergies, and to provide them hope through the promise of new treatments. FARE’s work is organized around three core tenets: LIFE – support the ability of individuals with food allergies to live safe, productive lives with the respect of others through our education and advocacy initiatives; HEALTH – enhance the healthcare access of individuals with food allergies to state-of-the-art diagnosis and treatment; and HOPE – encourage and fund research in both industry and academia that promises new therapies to improve the allergic condition. For more information, please visit www.foodallergy.org and find us on Twitter@FoodAllergy, Facebook, YouTube and Pinterest.

Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Raul Damas

Partner, Brunswick Group

+1-212-333-3810

DBV@brunswickgroup.com